Exhibit 99.2

PRESS RELEASE

Growth momentum continues in Q2

Guidance revised upwards. Revenue is expected to grow 47% to 48% in fiscal 2005

Bangalore, India – October 12, 2004

Highlights

Consolidated results for the quarter ended September 30, 2004

•	Income was Rs. 1,749.33 crore for the second quarter ended September 30, 2004, an increase of 51.88% over the comparable income for the corresponding quarter in the previous year

•	Net profit after tax was Rs. 447.37 crore for the second quarter ended September 30, 2004, an increase of 48.64% over the comparable net profit for the corresponding quarter in the previous year

•	Earnings per share from ordinary activities increased to Rs. 16.71 from Rs. 11.36* for the corresponding quarter in the previous year, an increase of 47.10%

•	Interim dividend of Rs. 5.00 per share (100% on an equity share of par value of Rs. 5 each) as compared to Rs. 3.63* (72.50% on an equity share of par value of Rs. 5 each) for the corresponding period in the previous year

* adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

Others

•	32 new clients were added during the quarter

•	Net addition of 5,010 employees for the quarter

•	32,949 employees as on September 30, 2004

Business outlook

“Offshoring has become a mega trend in the industry, as more customers leverage their partnership with Infosys to increase their global competitiveness,” said Nandan M. Nilekani, CEO, President and Managing Director. “We continue to focus on scalability, which is the key to rapid growth, and on differentiation, which is the key to higher client value.”

The company’s outlook (consolidated) for the quarter ending December 31, 2004 and the fiscal year ending March 31, 2005, under Indian GAAP and US GAAP, is as follows:

Under Indian GAAP – consolidated

Outlook for the quarter ending December 31, 2004*

•	Income is expected to be in the range of Rs. 1,869 crore and Rs. 1,882 crore; YoY growth of 49% to 50%

•	Earnings per share is expected to be Rs. 17.10; YoY growth of 38%

Outlook for the fiscal year ending March 31, 2005*

•	Income is expected to be in the range of Rs. 7,132 crore and Rs. 7,160 crore; growth of 47% to 48%

•	Earnings per share is expected to be Rs. 67.00; growth of 43%

* conversion 1 US$ = Rs. 45.91

PRESS RELEASE

Under US GAAP

Outlook for the quarter ending December 31, 2004

•	Consolidated net revenues is expected to be in the range of $ 407 million to $ 410 million; YoY growth of 48% to 49%

•	Consolidated earnings per American Depositary Share is expected to be $ 0.38; YoY growth of 41%

Outlook for the fiscal year ending March 31, 2005

•	Consolidated net revenues is expected to be in the range of $ 1,555 million to $ 1,561 million; growth of 46% to 47%

•	Consolidated earnings per American Depositary Share is expected to be $ 1.46; growth of 42%

“We have scaled up our recruitment, education and leadership development infrastructure to meet the growing business needs,” said S. Gopalakrishnan, Member of the Board and COO. “This quarter, we hired 5,010 net employees for the group.”

Interim dividend

The company has declared an interim dividend of Rs. 5.00 per share (100% on an equity share of par value of Rs. 5 each) at the board meeting held today. An interim dividend of Rs. 3.63* (72.50% on an equity share of par value of Rs. 5 each) was declared for the corresponding period in the previous year. The record date for payment of dividend will be October 19, 2004.

* adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

Expansion of services and significant projects

Infosys and its subsidiaries added 32 clients during the quarter. The company continued to provide the assurance of Infosys predictability to global corporations, assisting them in improving their competitiveness.

Infosys’ business solutions continued to make clients in the Retail industry more efficient and competitive. A leading discount retailer in the US has selected Infosys as a preferred provider of IT consulting for a strategic sourcing initiative. Additionally, a major European Retailer chose Infosys to implement an RFID solution. This solution enables the retailer to achieve faster throughput and high visibility in Retail Supply Chain processes.

Large corporations in the Automotive and Aerospace industry are increasingly using the Infosys-pioneered Global Delivery Model to improve efficiency. A premier UK-based Aerospace services company chose Infosys’ services for a design and analysis project of an aircraft sub-system. A well-known player in the European auto industry also started working with Infosys for a design and analysis project.

Energy and Utilities companies are also leveraging the power of technology in increasing customer focus. A Fortune 500 company in the US chose Infosys to provide application development and maintenance services in the area of customer relationship management. A large utility company is using Infosys’ expertise in rewriting its customer information systems. One of the top 10 technology companies in the world, and one of the largest companies in the IT storage space are partnering with Infosys for the development of a storage management product.

Infosys’ relationship with large telecom players continued, with the addition of one of the largest wholesale telecom carriers in Europe to its client portfolio. Infosys is engaged in a critical assignment to re-architect the account management portal of a large US-based carrier providing voice and data services. The company has also started providing Oracle application support to another premier communications service provider in the US.

PRESS RELEASE

Infosys strengthened its presence in the financial and insurance industries with the addition of a German multi-billion euro insurance organization. Infosys was selected to help in replacing an existing hierarchical database, and thereby achieve organization-wide uniformity and reduced licensing costs. A company providing proxy voting and corporate governance solutions to its global client base selected Infosys to provide business consulting services.

Infosys started working with a pan-European government organization in the deployment of payroll and financial solutions.

“Sourcing strategically from service providers has become the outsourcing approach for many companies, and we see this trend across all industries,” said Basab Pradhan, Head – World-wide Sales and Senior Vice President. “Our strong leadership in technology and sourcing solutions, combined with our excellence in execution, is helping our clients meet their objectives effectively.”

“The total volume growth during the quarter was 12.60%, with offshore volume growing more rapidly, at 15.30%,” said S. D. Shibulal, Member of the Board and Head – World-wide Customer Delivery. “Investments in the various plans of our business units, supported by robust business platforms, have started yielding results, and are contributing to the growth momentum.”

Banking Products

The sale of the Finacle® suite of products made significant headway during the quarter. Union Bank of the Philippines (UBP), one of the top 10 banks in Philippines, has licensed Finacle® core banking and e-Banking solutions. This win marks a key breakthrough for Finacle® in the core banking space in South East Asia. IDBI Ltd. has chosen to deploy Finacle® as the bank’s core banking platform across 101 locations, by March 2005. UTI Bank, an existing customer, chose Finacle® treasury solution making it Finacle’s first win in the treasury solution space in India. Additionally, a leading private sector bank in India licensed Finacle® wealth management solution and Finacle® CRM solutions during the quarter.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, increased by Rs. 350.05 crore during the quarter, from Rs. 2,152.02 crore to Rs. 2,502.07 crore, after incurring capital expenditure of Rs. 176.06 crore.

“Pricing has been stable. Our expense management model has demonstrated flexibility in absorbing the cost of recruiting 5,010 net employees while maintaining margins,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “We have spent Rs. 176.06 crore on capital expenditure during the quarter, and we have about 3.5 million sq. ft. of infrastructure under construction.”

Update on Infosys Technologies (Shanghai) Company Limited

Infosys Technologies (Shanghai) Company Limited has appointed James Lin as the Chief Executive Officer. James has over 20 years experience in the software industry. He has been the Client Solution Principal for IBM Global Services in China and prior to that, he was with Tandem Computers in California for over a decade. James holds a master’s degree in Computer Science.

PRESS RELEASE

Accolades

Infosys has won the 2004 Annual Asian Most Admired Knowledge Enterprise (MAKE) award. A panel of Asian Fortune Global 500 business executives and leading knowledge management experts chose the 2004 Asian MAKE winners. Only organizations founded and headquartered in Asia were eligible for this MAKE study. The expert panel rated organizations against the MAKE framework of eight key knowledge performance dimensions that are the visible drivers of competitive advantage.

“It is with pleasure that we acknowledge the honor of being ranked as a Most Admired Knowledge Enterprise for the third time in succession,” said K. Dinesh, Member of the Board and Head – Quality and Productivity, Education & Research, Information Systems and Communication Design Group. “Knowledge Management at Infosys is a powerful tool for delivering differentiated value to customers.”

In a survey conducted by CLSA, Infosys has been voted as having the highest Corporate Governance score amongst all the Asian large-cap corporations (excluding Japan). The survey covered the Corporate Governance developments across 450 companies in the Asian (excluding Japan) markets. Infosys had a score of 87% as against an average of 81% for the top ten corporations. According to the report, Infosys continues to be the highest scorer in India and the Asia Pacific, having essentially maintained its top ranking since 2001. The company has continued to stay a step ahead of the prevailing Corporate Governance norms and has implemented most of the reforms before these became mandatory.

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for its clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 and on Form 6-K for the quarter ended June 30, 2004. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

PRESS RELEASE

INFOSYS TECHNOLOGIES LIMITED

in Rs.crore

Balance Sheet as at	September 30, 2004	September 30, 2003	March 31, 2004
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	133.93	33.13	33.32
Reserves and surplus	3,937.53	3,302.48	3,220.11

	4,071.46	3,335.61	3,253.43

APPLICATIONS OF FUNDS
FIXED ASSETS
Original cost	1,809.12	1,414.53	1,570.23
Less: Depreciation and amortization	885.03	683.27	803.41

Net book value	924.09	731.26	766.82
Add: Capital work-in-progress	252.63	62.00	203.48

	1,176.72	793.26	970.30
INVESTMENTS	1,064.97	476.99	1,027.38
DEFERRED TAX ASSETS	35.77	33.87	35.63
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	892.06	577.26	632.51
Cash and bank balances	1,251.78	1,382.71	1,638.01
Loans and advances	812.93	786.63	693.22

	2,956.77	2,746.60	2,963.74
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	566.92	370.99	560.44
Provisions	595.85	344.12	1,183.18

NET CURRENT ASSETS	1,794.00	2,031.49	1,220.12

	4,071.46	3,335.61	3,253.43

NOTE:

The audited Balance Sheet as at September 30, 2004 has been taken on record at the board meeting held on October 12, 2004

PRESS RELEASE

INFOSYS TECHNOLOGIES LIMITED

in Rs. Crore, except per share data

Profit and Loss Account for the	Quarter ended September 30,		Half-year ended September 30,		Year ended
	2004	2003	2004	2003	March 31, 2004
INCOME
Software services and products
Overseas	1,659.27	1,115.98	3,106.69	2,174.63	4,694.69
Domestic	30.29	18.77	54.26	42.10	66.20

	1,689.56	1,134.75	3,160.95	2,216.73	4,760.89
Software development expenses	909.96	587.16	1,701.87	1,159.94	2,495.31

GROSS PROFIT	779.60	547.59	1,459.08	1,056.79	2,265.58
Selling and marketing expenses	103.08	80.44	190.47	160.16	335.08
General and administration expenses	116.78	88.72	218.02	169.90	346.85

	219.86	169.16	408.49	330.06	681.93
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	559.74	378.43	1,050.59	726.73	1,583.65
Interest	—	—	—	—	—
Depreciation and amortization	56.55	62.33	105.93	106.59	230.90

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	503.19	316.10	944.66	620.14	1,352.75
Other income	30.23	44.28	48.22	76.73	127.39
Provision for investments	0.07	0.22	0.06	6.59	9.67

NET PROFIT BEFORE TAX	533.35	360.16	992.82	690.28	1,470.47
Provision for taxation	78.50	60.00	143.50	112.00	227.00

NET PROFIT AFTER TAX	454.85	300.16	849.32	578.28	1,243.47

Balance brought forward	462.36	278.12	70.51	—	—
Less: Residual dividend paid for Fiscal 2004	—	—	2.32	—	—
Dividend tax on the above	1.97	—	2.27	—	—

	460.39	278.12	65.92	—	—

AMOUNT AVAILABLE FOR APPROPRIATION	915.24	578.28	915.24	578.28	1,243.47

DIVIDEND
Interim	133.93	96.09	133.93	96.09	96.09
Final	—	—	—	—	99.96
One-time special dividend	—	—	—	—	666.41

Total dividend	133.93	96.09	133.93	96.09	862.46
Dividend tax	17.50	12.31	17.50	12.31	110.50
Amount transferred - general reserve	—	—	—	—	200.00
Balance in Profit and Loss account	763.81	469.88	763.81	469.88	70.51

	915.24	578.28	915.24	578.28	1,243.47

EARNINGS PER SHARE*
Equity shares of par value Rs. 5/- each
Basic	16.99	11.33	31.76	21.82	46.84
Diluted	16.61	11.23	31.14	21.69	46.26
Number of shares used in computing earnings per share
Basic	26,76,76,465	26,50,28,112	26,74,06,246	26,50,04,404	26,54,47,776
Diluted	27,37,76,678	26,72,97,616	27,27,68,201	26,66,04,340	26,87,87,016

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

NOTE: The audited Profit and Loss Account for the quarter and half-year ended September 30, 2004 has been taken on record at the board meeting held on October 12, 2004.

A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore

Consolidated Balance Sheet as at	September 30, 2004	September 30, 2003	March 31, 2004
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	133.94	33.13	33.32
Reserves and surplus	3,921.45	3,300.93	3,216.26

	4,055.39	3,334.06	3,249.58
MINORITY INTERESTS	—	—	—
PREFERENCE SHARES ISSUED BY SUBSIDIARY	93.51	49.00	93.56

	4,148.90	3,383.06	3,343.14

APPLICATIONS OF FUNDS
FIXED ASSETS
Original cost	1,893.51	1,423.85	1,633.65
Less: Depreciation and amortization	898.64	686.63	809.84

Net book value	994.87	737.22	823.81
Add: Capital work-in-progress	254.23	65.63	208.05

	1,249.10	802.85	1,031.86
INVESTMENTS	966.02	464.74	945.45
DEFERRED TAX ASSETS	44.50	33.87	39.97
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	926.32	592.59	651.45
Cash and bank balances	1,325.61	1,387.26	1,721.51
Loans and advances	851.80	822.74	721.05

	3,103.73	2,802.59	3,094.01
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	613.80	376.30	580.93
Provisions	600.65	344.69	1,187.22

NET CURRENT ASSETS	1,889.28	2,081.60	1,325.86

	4,148.90	3,383.06	3,343.14

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. Crore, except per share data

	Quarter ended September 30,		Half-year ended September 30,		Year ended
Consolidated Profit and Loss Account for the	2004	2003	2004	2003	March 31, 2004
INCOME
Software services and products and business process management
Overseas	1,719.26	1,133.06	3,212.71	2,204.43	4,786.72
Domestic	30.07	18.74	54.00	42.07	66.23

	1,749.33	1,151.80	3,266.71	2,246.50	4,852.95
Software development and business process management expenses	926.66	595.28	1,731.88	1,174.87	2,538.67

GROSS PROFIT	822.67	556.52	1,534.83	1,071.63	2,314.28
Selling and marketing expenses	122.27	82.69	227.47	164.34	350.90
General and administration expenses	139.37	92.37	257.04	175.35	369.19

	261.64	175.06	484.51	339.69	720.09
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION & AMORTIZATION AND MINORITY INTERESTS	561.03	381.46	1,050.32	731.94	1,594.19
Interest	—	—	—	—	—
Depreciation and amortization	60.63	63.42	113.20	108.56	236.73

OPERATING PROFIT AFTER INTEREST, DEPRECIATION & AMORTIZATION AND BEFORE MINORITY INTERESTS	500.40	318.04	937.12	623.38	1,357.46
Other income	29.60	43.16	45.31	75.10	123.38
Provision for investments	0.07	0.22	0.06	6.59	9.67

NET PROFIT BEFORE TAX AND MINORITY INTERESTS	529.93	360.98	982.37	691.89	1,471.17
Provision for taxation	82.56	60.00	146.67	112.00	227.54

NET PROFIT BEFORE MINORITY INTERESTS	447.37	300.98	835.70	579.89	1,243.63
Minority Interests	—	—	—	—	—

NET PROFIT AFTER TAX AND MINORITY INTERESTS	447.37	300.98	835.70	579.89	1,243.63

Balance brought forward	456.39	278.91	70.67	—	—
Less: Residual dividend paid for Fiscal 2004	—	—	2.31	—	—
Dividend tax on the above	1.97	—	2.27	—	—

	454.42	278.91	66.09	—	—

AMOUNT AVAILABLE FOR APPROPRIATION	901.79	579.89	901.79	579.89	1,243.63

DIVIDEND
Interim	133.93	96.09	133.93	96.09	96.09
Final	—	—	—	—	99.96
One-time special dividend	—	—	—	—	666.41

Total dividend	133.93	96.09	133.93	96.09	862.46
Dividend tax	17.50	12.31	17.50	12.31	110.50
Amount transferred — general reserve	—	—	—	—	200.00
Balance in Profit and Loss account	750.36	471.49	750.36	471.49	70.67

	901.79	579.89	901.79	579.89	1,243.63

EARNINGS PER SHARE*
Equity shares of par value Rs. 5/- each
Basic	16.71	11.36	31.25	21.88	46.85
Diluted	16.34	11.26	30.64	21.75	46.27
Number of shares used in computing earnings per share
Basic	26,76,76,465	26,50,28,112	26,74,06,246	26,50,04,404	26,54,47,776
Diluted	27,37,76,678	26,72,97,616	27,27,68,201	26,66,04,340	26,87,87,016

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004